SPHERE 3D CORPORATION

Condensed Interim Financial Statements (Unaudited)

For the Three and Six Months Ended June 30, 2013 and 2012

(Expressed in Canadian Dollars)

NOTICE TO READERS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The unaudited condensed consolidated interim financial statements have been prepared using accounting policies in compliance with International Financial Reporting Stands for the preparation of the condensed consolidated interim financial statements and are in accordance with IAS 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Sphere 3D Corporation
Condensed Consolidated Statements of Financial Position (Unaudited)
As at
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2013	2012
		(audited)
Assets
Current
Cash and cash equivalents	$493,825	$1,633,334
Investments	-	10,203
Subscriptions receivable	-	150,035
Sales tax recoverable	58,523	78,319
Amounts receivable	54,729	54,729
Prepaid and sundry assets	112,324	105,401
	719,399	2,032,021

Property and equipment	289,450	358,127
Investments	103,479	101,821
Intangible assets (note 4)	788,942	718,750

	$1,901,272	$3,210,719

Liabilities
Current
Trade and other payables (note 5)	$156,507	$303,218

	156,507	303,218

Shareholders' Deficiency
Common share capital (note 7)	5,409,488	5,409,488
Other equity (note 8)	1,054,539	1,007,500
Deficit	(4,719,261)	(3,509,487)

	1,744,766	2,907,501

	$1,901,273	$3,210,719

Nature of operations (note 1)
Commitment and contingencies (note 9)

Approved by the Board	“Glenn Bowman”	“Mario Biasini”
	Director	Director

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Comprehensive Loss (Unaudited)
(Expressed in Canadian Dollars)

	Three months ended		Six Months ended
	June 30		June 30
	2013	2012	2013	2012

Revenue	$-	$1,700	$-	$409,347

Expenses
Cost of goods sold	8,700	12,580	17,460	349,784
Salaries and consulting	393,143	209,101	787,612	652,270
Professional fees	18,300	25,725	96,780	44,875
General and administrative	65,940	63,067	140,145	136,175
Technology development	1,824	3,661	11,522	21,748
Public company expenses	25,660	-	58,559	-
Amortization of intangibles	873	-	1,746	-
Amortization of property and equipment	48,981	42,405	96,297	80,526

	563,421	356,539	1,210,121	1,285,378

Loss from operations	(563,421)	(354,839)	(1,210,121)	(876,031)

Financial income (expenses)
Interest income	3		1,685
Interest expense	(1,069)	(273)	(1,338)	(554)

	(1,066)	(273)	347	(554)

Net comprehensive loss for the period	(564,487)	(355,112)	(1,209,774)	(876,585)

Loss per share

Basic and diluted	$(0.04)	$(0.03)	$(0.08)	$(0.08)

Weighted average number of common shares	16,114,339	11,050,569	16,114,339	11,018,385

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Changes in Equity (Unaudited)
(Expressed in Canadian Dollars)

		Number
	Number of	of	Common	Preferred
	common	preferred	share	share	Other
	shares	shares	capital	capital	Equity	Deficit	Total

Balance at December 31, 2011	10,600,000	500,000	$2,411,832	$2,500	$25,000	$(1,048,182)	$1,391,150

Issuance of common shares	4,116,913		3,431,792				3,431,792
Share issuance costs			(373,511)				(373,511)
Issuance of warrants			(712,500)		712,500		-
Share based payments	23,529		20,000				20,000
Stock option awards					270,000		270,000
Conversion of debt	117,647		100,000				100,000
Conversion of preferred shares	500,000	(500,000)	2,500	(2,500)			-
Shares issued for acquisition of T.B.
Mining Ventures Inc.	756,250		529,375				529,375
Comprehensive loss for the period						(2,461,305)	(2,461,305)

Balance at December 31, 2012	16,114,339	-	$5,409,488	$-	$1,007,500	$(3,509,487)	$2,907,501

Stock option awards					47,039		47,039
Comprehensive loss for the period						(1,209,774)	(1,209,774)

Balance at June 30, 2013	16,114,339	-	$5,409,488	$-	$1,054,539	$(4,719,261)	1,744,766

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Cash Flows (Unaudited)
(Expressed in Canadian Dollars)

	Three months ended		Six Months ended
	June 30		June 30
	2013	2012	2013	2012

Cash flow from operating activities

Net comprehensive loss for the period	$(564,487)	$(355,112)	$(1,209,774)	$(876,585)

Items not affecting cash
Adjustment for depreciation	48,981	42,405	96,297	80,526
Adjustment for amortization	873	-	1,746	-
Stock compensation expenses	26,733	-	47,039	200,000
Interest on long term investments	-	-	(1,658)	-
Change in working capital:
Change in investments	10,227	-	10,203	-
Change in sales tax recoverable	63,026	42,140	19,796	32,670
Change in accounts receivables	-	392,975	-	231,404
Change in inventory	-	-	-	21,078
Change in prepaid and sundry assets	(2,160)	(11,015)	(6,923)	41,455
Change in trade and other payables	(116,136)	(79,848)	(146,711)	98,190
Change in deferred revenue	-	-	-	(30,070)
Change in subscriptions received	-	-	150,035	-

Net cash used in operating activities	(532,943)	31,546	(1,039,950)	(201,332)

Cash flow from investing activities

Acquisition of property and equipment	-	(11,449)	(27,621)	(114,116)
Investment in technology	(27,095)	-	(71,938)	(25,000)

Net cash used in investing activities	(27,095)	(11,449)	(99.559)	(139,116)

Cash flow from financing activities

Proceeds from common shares, net of issue costs	-	-	-	235,350

Net cash used financing activities	-	-	-	235,350

Net increase/(decrease) in cash and cash equivalents	(560,038)	20,097	(1,139,509)	(105,098)

Cash and cash equivalents at opening	1,053,863	32,899	1,633,334	158,094

Cash and cash equivalents at closing	$493,825	$52,996	$493,825	$52,996

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013 and 2012
(Expressed in Canadian Dollars)

1.	General Information

Sphere 3D Corporation (the "Company") was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. The Company is listed on the TSXV, under the trading symbol “ANY” and has its main and registered office of the Company is located at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1.

On December 21, 2012, the Company completed its Qualifying transaction (the “Transaction”) with Sphere 3D Inc. (“Sphere 3D”) and changed its name to Sphere 3D Corporation. The Transaction resulted in the Company acquiring 100% of the issued and outstanding securities of Sphere 3D through a securities exchange (see note 6). Accordingly, the former security-holders of Sphere 3D acquired control of the Company through a reverse takeover. The accounting parent in the reverse takeover was Sphere 3D. Therefore, the consolidated financial statements are presented from the perspective of Sphere 3D and the comparative figures presented prior to December 21, 2012 are those of Sphere 3D. The results of operations of the legal parent, Sphere 3D Corporation, are included from the date of the reverse takeover.

Sphere 3D Inc. is a technology development company focused on establishing its patent pending emulation and virtualization technology. These condensed consolidated interim statements include the financial statements of the Company, its wholly-owned subsidiary, Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the Business Corporations Act (Ontario) on February 13, 2012.

These consolidated financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. At June 30, 2013, the Company had working capital of $562,892 and an accumulated deficit of $4,719,261.

The Company’s future operations are dependent upon its ability to secure additional funds or secure sales contracts (or both), which provide the Company with adequate funds to cover the cash flows projected for the next year. If the Company does not secure such contracts, or if it cannot secure additional financing, the Company will have to consider additional strategic alternatives which may include, among other strategies, exploring the monetization of certain intangible assets, modification of planned operating expenditures, or the sale of the Company or its subsidiaries. It is not possible to predict whether the Company will be successful in securing new contracts or securing additional financing. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. These consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Statement of Compliance

These condensed interim financial statements have been prepared using the same accounting policies and methods of computation as were applied in our most recent audited annual financial statements for the year ended December 31, 2012.

These condensed interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013 and 2012
(Expressed in Canadian Dollars)

2.	Statement of Compliance (continued)

These condensed interim financial statements do not include all of the information required of a full annual financial report and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these condensed interim financial statements be read in conjunction with the most recent audited annual financial statements of the Company for the year ended December 31, 2012, which are available at www.sedar.com.

These condensed consolidated interim financial statements were approved by the Board of Directors on July 31, 2013.

3.	Basis of Preparation and New Accounting Standards

Basis of preparation

The condensed consolidated interim financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars unless otherwise noted.

Significant estimates and assumptions

The preparation of condensed interim financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, the recoverability of the carrying value of intangible assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, and contingent liabilities.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in these condensed interim consolidated financial statements are:

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

  the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Basis of Preparation and New Accounting Standards (continued)

New standards and interpretations

The following pronouncements issued by the IASB and interpretations published by IFRIC have become effective for annual periods beginning on or after January 1, 2013:

IFRS 7 - Financial Instruments: Disclosures was amended to provide additional information about offsetting of financial assets and financial liabilities. Additional disclosures will be required to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on the entity’s financial position.

IFRS 10 - Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

A new definition of ‘control’ has been established. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements establishes the principles for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venture will be accounted for using the proportionate consolidation method.

IFRS 12 - Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 - Fair Value Measurement defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.

IAS 19 – Employee Benefits amends the existing standard to eliminate options to defer the recognition of gains and losses in defined benefit plans, requires remeasurement of a defined benefit plan’s assets and liabilities to be presented in other comprehensive income and increases the disclosure.

The adoption of these standards and interpretations did not have a material impact on the condensed consolidated interim financial statements of the Company.

The IASB also amended the following standards which is effective as per the date identified.

IFRS 10 – Consolidated Financial Statements was amended to require investment entities to measure subsidiaries at fair value through profit or loss. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted.

IFRS 9 - Financial Instruments addresses the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The new standard also requires a single impairment method to be used. The IASB has extended the effective date to January 1, 2015, with earlier application permitted.

The Company does not anticipate that the adoption of these standards and interpretations will have a material impact on the condensed consolidated interim financial statements of the Company.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013 and 2012
(Expressed in Canadian Dollars)

4.	Intangible Assets

	(i)	Investment in technology

On December 31, 2010, the Company acquired all rights and assets related to the emulation and virtualization technology from Promotion Depot Inc., in a non-arms length transaction, in exchange for 1,000,000 shares of the Company’s common stock. Since the fair value of the assets received are not readily determinable, the investment was valued based on the $695,000 fair value of the shares received by Promotion Depot Inc. The technology acquired is still in the development stage and not in commercial use. As such, amortization of this asset has not commenced.

	(ii)	Patents

On January 16, 2012, the Company filed 3 preliminary patents in Canada based on the technology acquired in the investment in technology. In January 2013, the Company extended those preliminary patents to the United States and in March 2013, the Company filed an additional 3 preliminary patents in the United States.

	Investment in
Cost	technology	Patents	Total
Balance at December 31, 2011	$695,000	$-	$695,000
Additions	-	25,000	25,000
Disposals	-	-	-
Balance at December 31, 2012	695,000	25,000	720,000
Balance at December 31, 2012	695,000	25,000	720,000
Additions	-	71,938	71,938
Disposals	-	-	-
Balance at June 30, 2013	$695,000	$96,938	$791,938

Accumulated	Investment in
Amortization	technology	Patents	Total
Balance at December 31, 2011	$-	$-	$-
Additions	-	1,250	1,250
Disposals	-	-	-
Balance at December 31, 2012	-	1,250	1,250
Balance at December 31, 2012		1,250	1,250
Additions	-	1,746	1,746
Disposals	-	-	-
Balance at June 30, 2013	$-	$2,996	$2,996

	Investment in
Net book value	technology	Patents	Total
as at December 31, 2012	$695,000	$23,750	$718,750
as at June 30, 2013	$695,000	$93,942	$788,942

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013 and 2012
(Expressed in Canadian Dollars)

5.	Trade and Other Payables

	June 30	December 31
	2013	2012
Trade payables	$86,002	$251,845
Non-trade payables and accrued expenses	70,505	51,373
	$156,507	$303,218

6.	The Transaction

The Company completed the Transaction on December 21, 2012, pursuant to a definitive amalgamation agreement dated August 31, 2012. The Transaction constitutes a reverse takeover of the Company but does not meet the definition of a business combination, and therefore, IFRS 3 Business Combinations is not applicable. As a result and in accordance with reverse take-over accounting for a transaction that is not considered a business combination:

Sphere 3D Corporation (formerly T.B. Mining Ventures) is treated as the acquiree and Sphere 3D Inc. is treated as the acquirer. As a result, the amalgamated entity is deemed to be a continuation of Sphere 3D Inc. and Sphere 3D Inc. is deemed to have acquired control of the assets and business of the Company with the consideration of the issuance of capital, and therefore IFRS 2 Share-based Payments, is applicable.

Under the terms of the Amalgamation Agreement, T.B. Mining Ventures was required to consolidate (the “Consolidation”) its securities on a four (4) for one (1) exchange ratio. As of the date of the Transaction there were 756,250 T.B. Mining Shares issued and outstanding as fully paid and non-assessable, after giving effect to the Consolidation.

The fair value of the consideration issued for the net assets of the Company is as follows:

$
756,250 common shares valued at $0.70 per share	529,375
Allocated to net asset value (at December 21, 2012):	$
Cash and cash equivalents	51,277
Long term investment	101,821
Accounts payable	(6,500)
Net assets	146,598
Cost of listing (expensed)	382,777
529,375

The purchase price is recorded as an increase in share capital of $529,375

Transaction costs associated with the Reverse Takeover Transaction which amounted to $124,126 and the cost of listing of $382,777 have been recorded as an expense.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013 and 2012
(Expressed in Canadian Dollars)

7.	Share Capital

Authorized

an unlimited number of common shares

Common shares

Issued and outstanding

	Number
	of Shares	Value

Balance, December 31, 2011	10,600,000	$2,411,832

Issued for cash (net of cash fees of $373,541)	4,116,913	3,058,281
Less: Proceeds allocated to warrants	-	(600,000)
Broker warrants	-	(112,500)
Issued for services rendered	23,529	20,000
Issued on conversion of debt	117,647	100,000
Issued on conversion of preferred shares	500,000	2,500
Reverse takeover transaction (note 6)	756,250	529,375

Balance, December 31, 2012 and June 30, 2013	16,114,339	$5,409,488

Preferred shares

Issued and outstanding

	Number
	Of Shares	Value

Balance, December 31, 2011	500,000	$2,500
Converted to common shares	(500,000)	(2,500)

Balance, December 31,2012 and June 30, 2013	-	$-

In conjunction with the Company’s Qualifying Transaction, on December 21, 2012, the preferred shares were automatically exchanged for shares of common stock on a one-for-one basis and were cancelled.

Escrowed shares

With the completion of the Transaction and the Company’s subsequent listing on the TSXV, certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013 and 2012
(Expressed in Canadian Dollars)

7.	Share Capital (continued)

	QT		Value Share		Total
	Escrow		Escrow		Escrow
	Number	%	Number	%	Number	%
Balance at December 21, 2012(1)	4,655,000	100	4,306,250	100	8,961,250	100
Released - December 27, 2012(2)	232,750	5	430,625	10	663,375	7
Balance at December 31, 2012	4,422,250	95	3,875,625	90	8,297,875	93
Released – June 27, 2013	232,750	5	645,937	15	878,687	10
Total subject to escrow at June 30, 2013	4,189,500	90	3,229,688	75	7,419,188	83

Future release dates
December 27, 2013	465,500	10	645,937	15	1,111,437	12
June 27, 2014	465,500	10	645,937	15	1,111,437	13
December 27, 2014	698,250	15	645,938	15	1,344,188	15
June 27, 2015	698,250	15	645,938	15	1,344,188	15
December 27, 2015	1,862,000	40	645,938	15	2,507,938	28
Total future releases	4,189,500	90	3,229,688	90	7,419,188	83

(1)	Date of completion of the Qualifying Transaction
(2)	Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. Release dates can change if the Company were to move to the TSX Tier 1 Exchange. As well, if the operations or development of the Intellectual Property or the business are discontinued then the unreleased securities held in the QT Escrow will be cancelled.

Stock options

a.

On March 4, 2013, the directors of the Company approved the award of 100,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years, with a value of $18,500. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

b.

On March 5, 2013, the directors of the Company approved the award of 320,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years. The related contract was subsequently cancelled, during its trail period, and the options expired prior to any vesting.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013 and 2012
(Expressed in Canadian Dollars)

7.	Share Capital (continued)

c.

On April 17, 2013, the directors of the Company approved a fiscal 2013 compensation plan for the Independent directors of the Company. The plan calls for the payment of $7,500 per quarter to the Independent directors, which can be paid by cash or the issuance of common stock, at the Company’s discretion, subject to TSXV approval. In addition, each of the independent directors was awarded options to purchase 25,000 shares of the

Company’s common shares. The award of 75,000 fully vested options, exercisable for 10 years, was valued at $14,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

As at June 30, 2013 the Company had 421,434 additional options available for issuance. A continuity of the unexercised options to purchase common shares is as follows:

	Weighted average
	exercise price
	$	Number
Balance at December 31, 2012	0.83	1,015,000
Granted	0.69	495,000
Expired	0.60	320,000
Outstanding at June 30, 2013	0.84	1,190,000
Exercisable at June 30, 2013	0.83	990,000

The following table provides further information on the outstanding options as at June 30, 2013:

Expiry Date	Number exercisable	Number outstanding	Weighted average exercise price $	Weighted average years remaining
September 8, 2020	75,000	75,000	0.80	7.25
January 16, 2022	640,000	640,000	0.83	8.50
September 19, 2022	175,000	300,000	0.85	9.25
March 4, 2018	25,000	100,000	0.85	4.71
April 17, 2023	75,000	75,000	0.85	9.79

	990,000	1,190,000	0.84	8.0

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013 and 2012
(Expressed in Canadian Dollars)

7.	Share Capital (continued)

Warrants

The Company had the following warrants outstanding:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
Outstanding at December 31, 2012 and June 30, 2013	4,262,442	$0.98

8.	Other Equity

$
Other equity, December 31, 2011	25,000
Value of warrants issued	712,500
Value of options issued	270,000
Other equity, December 31, 2012	1,007,500
Value of option issued	47,039
Other equity, June 30, 2013	1,054,539

9.	Commitment and Contingencies

The Company entered into a five year lease, for a 6,000 square foot, free standing building, on May 1, 2011. In addition to the minimum lease payments, the Company is required to pay operating costs estimated at $27,000 per year. The minimum lease payments for the Company’s facility in Mississauga, are as follows:

2013	$56,500
2014	58,000
2015	59,500
2016	20,000

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2013 and 2012
(Expressed in Canadian Dollars)

10.	Related Party Transactions

Related parties of the Company include the Company’s key management personnel and independent directors.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

Legal services of $30,394 (2012 - $39,232) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to related parties at quarter end included in accounts payable total $12,714 (2012 - $2,039)

11.	Subsequent Events

a.

On July 16, 2013, the Company entered into a Supply Agreement and a Technology Licensing Agreement with Overland Storage, Inc. (“Overland”), and which grants Overland the licensing rights for the enterprise market.

Pursuant to the Supply Agreement, the Company has agreed to procure cloud infrastructure solutions from Overland, for the next ten years. Furthermore, during the first three years of the Supply Agreement, the Company is permitted to pay for purchases through a combination of cash and stock. During this period, half of any purchases will be paid in cash and half in stock, up to a maximum of $3 million in total purchases.

The first $500,000 in stock, which was issued at closing of the Agreement, has been satisfied through the issuance of 769,231 common shares of the Company, at an ascribed price of $0.65. Sphere shall pay an additional $500,000 in common shares of Sphere 3D on each of the first and second anniversaries of the Agreement. The number of common shares to be issued shall be calculated based on the 10 day average of the closing price per common share of Sphere 3D ending 3 trading days prior to each of the anniversary dates; up to a maximum of 769,231 common shares will be issued on each date. Such Sphere 3D shares shall be subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws.

Pursuant to the Technology License Agreement, the Company has granted a license for its

Glassware 2.0™ technology to Overland for the enterprise and business market. In return, Overland paid a fee to the Company of $500,000. The fee was satisfied through the payment of $250,000 in cash and $250,000 in shares of Overland. Additionally, the Company shall receive a royalty on future sales of the licensed technology.

b.

On July 16, 2013, the Company’s directors elected Mr. Eric L. Kelly to the board of directors and appointed Mr. Kelly as Chairman of the board. Mr. Kelly is a director of Overland Storage, Inc. and its Chief Executive Officer and President. Mr. Kelly’s appointment is intended to assist in the commercialization of the Company’s technology.

In conjunction with Mr. Kelly’s appointment, the board has, subject to regulatory and shareholder approval, agreed to award Mr. Kelly stock options to purchase 850,000 share of common stock of the Company, at an exercise price of $0.65 per share. The options, which vest quarterly, subject to certain rights of acceleration, and are exercisable for up to 10 years, require the approval of the shareholders for both an amendment of the option plan, from a “rolling” 10% plan to a fixed 20% plan, and the number of options awarded.